UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Trico Marine Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    896106200
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages

CUSIP No. 896106200                   13G                   Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $79,980,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 1,978,723 shares of Common Stock
                    (see item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $79,980,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 1,978,723 shares of Common Stock
                    (see item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $79,980,000 aggregate principal amount of 6.50% Senior
            Convertible Debentures due May 15, 2028, convertible into
            1,978,723 shares of Common Stock (see item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 3 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,300,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 106,382 shares of Common Stock
                    (see item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $4,300,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 106,382 shares of Common Stock
                    (see item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $4,300,000 aggregate principal amount of 6.50%
            Senior Convertible Debentures due May 15, 2028,
            convertible into 106,382 shares of Common Stock
            (see item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.68% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 4 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Statistical Opportunities Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 5 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $84,280,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 2,085,106 shares of Common Stock
                    (see item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $84,280,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 2,085,106 shares of Common Stock
                    (see item 4(a)))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $84,280,000 aggregate principal amount of 6.50%
            Senior Convertible Debentures due May 15, 2028,
            convertible into 2,085,106 shares of Common Stock
            (see item 4(a)))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 6 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $84,280,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 2,085,106 shares of Common Stock
                    (see item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $84,280,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 2,085,106 shares of Common Stock
                    (see item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $84,280,000 aggregate principal amount of 6.50%
            Senior Convertible Debentures due May 15, 2028,
            convertible into 2,085,106 shares of Common Stock
            (see item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 7 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $84,280,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 2,085,106 shares of Common Stock
                    (see item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $84,280,000 aggregate principal amount of 6.50%
                    Senior Convertible Debentures due May 15, 2028,
                    convertible into 2,085,106 shares of Common Stock
                    (see item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $84,280,000 aggregate principal amount of 6.50%
            Senior Convertible Debentures due May 15, 2028,
            convertible into 2,085,106 shares of Common Stock
            (see item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 896106200                   13G                   Page 8 of 12 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on May 22, 2008 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Trico Marine Services, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           Highbridge International LLC
           ----------------------------
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge Convertible Arbitrage Master Fund, L.P.
           --------------------------------------------------
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge Capital Management, LLC
           ----------------------------------
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           Glenn Dublin
           ------------
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           Henry Swieca
           ------------
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

         As of the date of this filing, (i) Highbridge International LLC beneficially owns $79,980,000 aggregate principal amount of 6.50% Senior

CUSIP No. 896106200                   13G                   Page 9 of 12 Pages


Convertible Debentures due May 15, 2028 (the "2028 Notes"), convertible into 1,978,723 shares of Common Stock (not counting any accrued and unpaid interest on the 2028 Notes), (ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns $4,300,000 aggregate principal amount of the 2028 Notes, convertible into 106,382 shares of Common Stock (not counting any accrued and unpaid interest on the 2028 Notes), (iii) Highbridge Statistical Opportunities Master Fund, L.P. no longer beneficially owns any shares of Common Stock, and(iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $84,280,000 aggregate principal amount of the 2028 Notes beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P., convertible into 2,085,106 shares of Common Stock (not counting any accrued and unpaid interest on the 2028 Notes). Pursuant to the terms of the 2028 Notes, Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. cannot convert any of the 2028 Notes until such time as the Reporting Persons would not beneficially own after any such exercise more than 9.99% of the outstanding shares of Common Stock (the "Blocker").

     In addition to the (i) $79,980,000 aggregate principal amount of the 2028 Notes beneficially owned by Highbridge International LLC, convertible into 1,978,723 shares of Common Stock issuable (not counting any accrued and unpaid interest on the 2028 Notes), and (ii) $4,300,000 aggregate principal amount of the 2028 Notes beneficially owned by Highbridge Convertible Arbitrage Master Fund, L.P., convertible into 106,382 shares of Common Stock, Highbridge International LLC holds $36,400,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 12, 2027 (the "2027 Notes"), which may be converted into cash and up to 719,158 shares of Common Stock (not counting any accrued and unpaid interest on the 2027 Notes) upon the satisfaction of certain conditions, which currently have not been satisfied and cannot be satisfied in the discretion of Highbridge International LLC within the next 60 days.

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and Highbridge Statistical Opportunities Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

      (b) Percent of class:

     The Company's quarterly report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 7, 2008, indicates that as of September 30, 2008, there were 15,500,695 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock, assuming the conversion of the 2028 Notes subject to the Blocker, (i) Highbridge

CUSIP No. 896106200                   13G                   Page 10 of 12 Pages

International LLC may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 0.68% of the outstanding shares of Common Stock of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P. no longer beneficially owns any shares of Common Stock of the Company, and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

      (c) Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote

                 0

          (ii)   Shared power to vote or to direct the vote

                 See Item 4(a)

          (iii)  Sole power to dispose or to direct the disposition of

                 0

          (iv)   Shared power to dispose or to direct the disposition of

                 See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

       As of the date hereof Highbridge Statistical Opportunities Master Fund, L.P. no longer beneficially owns any shares of Common Stock of the Company and has ceased to be a Reporting Person with respect to the shares of Common Stock.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 10, 2009, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 896106200                   13G                   Page 11 of 12 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2009


HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
------------------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                  ------------------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE          HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.                         MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
------------------------------            ------------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director



/s/ Henry Swieca                          /s/ Glenn Dubin
------------------------------            ------------------------------
HENRY SWIECA                              GLENN DUBIN

CUSIP No. 896106200                   13G                   Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Trico Marine Services, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 10, 2009

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
------------------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                  ------------------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE          HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.                         MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
------------------------------            ------------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director



/s/ Henry Swieca                          /s/ Glenn Dubin
------------------------------            ------------------------------
HENRY SWIECA                              GLENN DUBIN